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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                                           Commission File Number    0-2707
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(Check One):
[X] Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

    For Period Ended:                     December 31, 1996
                      --------------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     -----------------------------------------

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

                           Struthers Industries, Inc.
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Full Name of Registrant


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Former Name if Applicable

                       1875 Century Park East, Suite 200
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Address of Principal Executive Office (Street and Number)

                             Los Angeles, CA 90067
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-KSB, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [X]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached
                                  if applicable.
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                             PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant has not yet completed its review and necessary analysis of all of the business and financial information necessary to allow the Registrant to complete the narrative disclosure and financial statements for the Registrant's Annual report on Form 10-KSB for the fiscal year ended December 31, 1996 and to allow the Registrant's independent auditors, BDO Seidman, LLP, the opportunity to complete its audit procedures to enable it to render its opinion within the prescribed period. See Exhibit I.

See Exhibit 1


                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                            Mr. Richard Wade                    310               557-1875
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                             (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
                 ------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             Struthers Industries, Inc.
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                  (Name of Registrant as Specified in Charter)

        The Company is not able to give any indication of its results of operations due to various accounting issues being reviewed with our independent auditors. Struthers Industries, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       March 28, 1997              By  /s/ Richard Wade
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                                         Richard Wade
                                         Corporate Secretary


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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                                               (Attach Extra Sheets If Needed)
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[BDO LOGO]    BDO SEIDMAN, LLP             1900 Avenue of the Stars, 11th Floor
              Accountants and Consultants  Los Angeles, California 90067-4301
                                           Telephone (310) 557-0300
                                           Fax: (310) 557-1777

March 29, 1996

Securities and Exchange Commission
Washington, D.C. 20549

We confirm the representations made by Struther Industries, Inc. in Part III of the accompanying From 12b-25 for the year ended December 31, 1995, insofar as they relate to accounting and auditing matters.


                                                BDO Seidman, LLP